Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Earnings:
Pretax income	$69,316	$56,092	$133,274	$149,773
Add fixed charges as adjusted (from below)	48,917	34,690	96,805	69,518
	$118,233	$90,782	$230,079	$219,291
Fixed charges:
Interest expense:
Corporate	$44,102	$31,489	$87,255	$63,023
Amortization of deferred financing costs	2,205	1,251	4,048	2,486
1/3 of rental expense	2,610	1,950	5,502	4,009
Fixed charges	$48,917	$34,690	$96,805	$69,518
Ratio (earnings divided by fixed charges)	2.42	2.62	2.38	3.15